UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Index

1.	Summary of 2026 First Quarter Business Report
2.	Exhibit 99.1 Woori Financial Group Review Report for 2026 1Q (Consolidated)
3.	Exhibit 99.2 Woori Financial Group Review Report for 2026 1Q (Separate)

Summary of 2026 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 13, 2026 under the title “Summary of 2025 Business Report.”

II.	Business Overview

1.	Results of Operations

(units: billions of Won)

Type	2026 1Q	2025	2024
Operating income	808	3,675	4,255
Non-operating income (expense)	40	415	(32)
Income before income tax	848	4,090	4,223
Income tax expense (-)	209	863	1,051
Net income	639	3,228	3,171
Controlling Interest	604	3,124	3,086
Non-controlling Interest	35	103	85

Note 1)	Based on K-IFRS consolidated financial statements.

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Classification	Funding Source	2026 1Q			2025			2024
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	359,250,350	2.19	60.75	358,153,346	2.39	65.89	351,584,810	2.88	69.89
	Borrowings	27,001,356	3.05	4.57	26,198,268	3.32	4.82	28,000,803	4.09	5.57
	Debentures	54,507,182	3.45	9.22	50,418,543	3.62	9.28	43,989,333	4.00	8.74
	Others	111,673,423	—	18.88	72,335,906	—	13.31	44,591,752	—	8.86
	Total Liabilities	552,432,311	—	93.42	507,106,063	—	93.30	468,166,698	—	93.06

Total Equity		38,882,778	—	6.58	36,428,909	—	6.70	34,913,425	—	6.94

Total Liabilities & Equity		591,315,089	—	100.00	543,534,972	—	100.00	503,080,123	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter.
Note 2)	Based on K-IFRS consolidated financial statements.

b.	Use of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Type	Managed Item	2026 1Q			2025			2024
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	23,109,030	2.32	3.91	19,225,891	2.97	3.54	18,441,851	3.38	3.67
	Marketable securities	130,540,206	3.01	22.08	97,528,721	3.34	17.94	76,997,821	3.53	15.31
	Loans	380,148,329	4.28	64.29	369,558,184	4.44	67.99	360,802,414	4.93	71.72
	Loans in local currency	325,206,419	4.02	55.00	318,053,470	4.16	58.52	309,771,603	4.65	61.58
	Loans in foreign currency	36,795,277	5.48	6.22	35,209,643	5.88	6.48	34,224,957	6.58	6.80
	Guarantee payments	21,968	0.39	0.00	11,092	1.44	0.00	11,571	1.96	0.00
	Credit card receivables	13,904,647	7.22	2.35	12,664,469	7.71	2.33	12,224,048	7.33	2.43
	Foreign bills bought	4,220,018	3.85	0.72	3,619,510	4.36	0.66	4,570,235	5.58	0.91
	Bad debt expense in local currency (-)	3,341,839	—	0.57	3,423,791	—	0.63	3,198,795	—	0.65
	Others	60,859,363	—	10.29	60,645,967	—	11.16	50,036,832	—	9.95

Total Assets		591,315,089	—	100.00	543,534,972	—	100.00	503,080,123	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter.
Note 2)	Based on K-IFRS consolidated financial statements.

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)

Type	2026 1Q	2025	2024
Equity capital (A)	40,082	37,800	36,928
Risk weighted assets (B)	241,059	234,542	235,100
BIS(Capital adequacy) ratio (A/B)	16.63	16.12	15.71

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards.
Note 3)	2026 1Q figures are preliminary and are subject to change.

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: hundreds of millions of Won, %)

Name of Company		Type	2026 1Q	2025	2024
Woori Bank Note 2)	BIS capital adequacy ratio Note 1)	Equity capital (A)	332,849	312,905	304,302
		Risk weighted assets (B)	1,907,756	1,861,435	1,920,087
		Capital adequacy ratio (A/B)	17.45	16.81	15.85
Tongyang Life Insurance Note 3)		Available capital	43,036	40,595	38,753
		Required capital	23,168	22,573	24,918
		K-ICS ratio Note 4)	185.8	179.8	155.5
Woori Card Note 5)		Adjusted capital ratio	17.54	17.26	17.70
		Tangible common equity ratio	12.21	12.06	12.37
Woori Financial Capital Note 5)		Adjusted capital ratio	15.37	15.77	15.09
		Tangible common equity ratio	12.92	13.18	11.83
Woori Investment Securities Note 6)		Net capital ratio	754.18	905.56	2,098.64
		Debt-to-asset ratio	113.31	114.53	119.41
ABL Life Insurance Note 3)		Available capital	21,222	20,049	16,701
		Required capital	12,619	11,782	10,868
		K-ICS ratio Note 4)	168.17	170.17	153.68
Woori Asset Trust Note 7)		Operating capital ratio	4,357.83	4,610.35	4,057.29
Woori Savings Bank Note 8)		BIS capital adequacy ratio Note 1)	16.54	16.74	16.37
Woori Asset Management Note 5)		Minimum operating capital ratio	649.50	721.18	739.31
Woori Venture Partners Note 9)		Tangible common equity ratio	91.19	92.63	95.70
Woori Private Equity Asset Management Note 5)		Minimum operating capital ratio	7,673.21	8,128.94	8,161.97

Note 1)	BIS (Bank for International Settlements) capital adequacy ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2026 1Q figures are preliminary and are subject to change.
Note 3)	2026 1Q figures are preliminary, and the final figures will be disclosed through Tongyang Life Insurance and ABL Life Insurance’s 2026 1Q quarterly reports, respectively.
Note 4)	K-ICS ratio : Available capital / Required capital * 100.
Note 5)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and their respective K-IFRS separate financial statements.

Note 6)	Figures for Woori Investment Securities are calculated as follows:
-

Net capital ratio: (net operating capital – total risk amount) / required maintenance capital * 100 // based on the applicable standards for business reports submitted to the Financial Supervisory Service.

-	Debt-to-asset ratio: (actual assets) / (actual liability) * 100 // based on K-IFRS separate financial statements.
Note 7)	Woori Asset Trust’s operating capital ratio = (net operating capital – subordinated debt, etc.) / (total risk amount) * 100 // based on K-IFRS separate financial statements.
Note 8)	Figures for Woori Savings Bank are based on K-GAAP.
Note 9)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements.

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)

	2026 1Q			2025			2024
Type	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	1,841,627	885,962	207.9	34,847	15,292	227.9	353,835	10,905	3,244.7
Woori Card Note 2)	9,003,225	3,007,742	299.3	9,660,954	2,808,447	344.0	8,722,587	2,785,182	313.2
Woori Financial Capital Note 2)	1,793,408	1,077,003	166.5	1,444,834	1,162,263	124.3	1,850,758	1,317,695	140.5
Woori Investment Securities Note 3)	6,881,147	5,399,081	127.5	6,515,056	4,938,840	131.9	4,982,461	2,660,153	187.3
Woori Asset Trust Note 3)	157,685	11,015	1,431.6	153,241	10,214	1,500.3	258,758	9,311	2,779.2
Woori Savings Bank Note 3), Note 4)	443,613	376,063	118.0	410,196	351,853	116.6	344,437	216,143	159.4
Woori Venture Partners Note 2)	156,051	10,433	1,495.8	141,886	10,166	1,395.7	136,198	6,877	1,980.4
Woori Private Equity Asset Management Note 3)	19,919	4,743	420.0	20,452	3,354	609.8	16,011	2,912	549.8

Note 1)	Based on current assets and liabilities within one month of maturity.
Note 2)	Based on current assets and liabilities within 90 days of maturity.
Note 3)	Based on current assets and liabilities within three months of maturity.
Note 4)	Based on K-GAAP.

Insurance Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)

Type	2026 1Q			2025			2024
	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio
Tongyang Life Insurance Note 1)	4,273,036	953,639	448.1	3,742,951	842,985	444.0	4,157,512	915,959	453.9
ABL Life Insurance Note 1)	2,166,947	423,150	512.1	2,386,630	423,952	562.9	2,816,208	466,405	603.8

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service (within three months of maturity).

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, %)

Type	2026 1Q			2025			2024
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Securities Note 1)	20,211	4,516	447.5	11,862	3,566	332.7	2,581	2,146	120.2

Note 1)	Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios (LCR)

(units: %)

Name of Company	Type	2026 1Q	2025	2024
Woori Bank	Liquidity coverage ratio Note 1)	110.18	107.64	104.79
	Foreign currency liquidity coverage ratio Note 2)	186.54	160.56	184.29
	Ratio of business purpose premises and equipment	15.25 Note 4)	9.42	9.95

Note 1)	LCR: Average of daily ratios during a quarter (same as the calculation method used for business disclosure)

-	The applicable LCR requirements were 100% as of March 31, 2026 and December 31, 2025, and 97.5% as of December 31, 2024, respectively.
Note 2)	Foreign currency LCR: ratio calculated based on averages of the amount of each category (same as the calculation method used for business disclosure)
-	The applicable foreign currency LCR requirement was 80% for all periods after 2022.
Note 3)	The applicable periods for LCR and foreign currency LCR are: 1Q 2026, 4Q 2025 and 4Q 2024.
Note 4)	Ratio calculated after reflecting the results of our asset revaluation.

c.	Profitability Ratios Note1), Note2)

					(units: %)

Type	2026 1Q		2025		2024
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.42	6.91	0.58	9.31	0.61	9.60
Excluding non-controlling interests	0.40	6.53	0.56	9.01	0.60	9.34

Note 1)	Total assets and total equity : simple average of the starting balance for the fiscal year and the ending balance of each quarter.
Note 2)	On an annualized basis, based on the applicable standards for business reports submitted to the Financial Supervisory Service.

d.	Asset Quality

Group Asset Quality

(units: billions of Won, %)

Type	2026 1Q	2025	2024

Total loans	405,358	399,970	390,066
Substandard and below loans	2,757	2,517	2,211
Substandard and below loans ratio	0.68	0.63	0.57
Non-Performing Loans (“NPL”)	2,365	2,172	1,786
NPL ratio	0.58	0.54	0.46
Substandard and below coverage ratio (A/B)	124.8	129.9	153.0
Loan loss reserve (A)	3,439	3,268	3,382
Substandard and below loans (B)	2,757	2,517	2,211

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service.
Note 2)	2026 1Q figures are preliminary and are subject to change.

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: % )

Type	2026 1Q			2025			2024
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio

Woori Bank Note 1)	0.33	0.26	161.11	0.31	0.25	172.55	0.23	0.19	247.44
Woori Card Note 2)	1.45	—	103.56	1.23	—	104.03	1.07	—	105.46
Woori Financial Capital Note 2)	2.06	—	107.02	1.93	—	111.48	1.91	—	134.18
Woori Investment Securities Note 2), Note 3)	8.55	—	44.38	6.23	—	69.21	7.29	—	84.37
Woori Asset Trust Note 2)	74.52	—	—	74.04	—	—	77.68	—	—
Woori Savings Bank Note 2), Note 4)	5.73	—	75.20	6.86	—	72.31	9.82	—	77.43

Note 1)	Based on K-IFRS separate financial statements.
Note 2)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service.
Note 3)	Woori Investment Securities was established in August 2024, following the merger of Korea Foss Securities and Woori Investment Bank.
Note 4)	Based on K-GAAP.

(units: % )

Type Note1)	2026 1Q	2025	2024
	Risk-Weighted Non-Performing Asset Ratio	Risk-Weighted Non-Performing Asset Ratio	Risk-Weighted Non-Performing Asset Ratio
Tongyang Life Insurance	0.11	0.14	0.08
ABL Life Insurance	0.13	0.14	0.23

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)		(units: millions of Won)

Classification	2026 1Q	2025	2024
ASSETS
Cash and cash equivalents	34,570,474	38,499,679	27,281,123
Financial assets at fair value through profit or loss (“FVTPL”)	37,038,061	34,245,475	25,202,672
Financial assets at fair value through other comprehensive income	81,760,313	83,499,522	43,797,745
Securities at amortized cost	18,767,880	18,707,459	19,203,177
Loans and other financial assets at amortized cost	424,243,666	412,495,783	398,471,816
Investments in joint ventures and associates	1,799,458	2,080,008	1,748,810
Reinsurance contracts	587,391	620,207	—
Investment properties	1,022,407	998,854	450,788
Premises and equipment	6,013,187	3,780,817	3,370,585
Intangible assets and goodwill	1,062,358	1,056,647	1,091,402
Assets held for sale	406,452	168,491	73,989
Net defined benefit asset	11,390	20,558	146,109
Current tax assets	260,281	228,229	61,613
Deferred tax assets	365,576	413,649	72,937
Derivative assets (designated for hedging)	150,822	217,180	175,191
Other assets	4,525,584	4,424,728	4,605,363

Total assets	612,585,300	601,457,286	525,753,320

LIABILITIES
Financial liabilities at FVTPL	8,678,213	6,356,934	9,896,597
Deposits due to customers	372,424,821	376,580,845	366,821,156
Borrowings	34,659,852	34,183,267	30,117,031
Debentures	53,430,972	55,583,392	48,207,103

Classification	2026 1Q	2025	2024
Insurance contracts	43,597,894	45,573,864	—
Reinsurance contracts	180,461	184,792	—
Investment contract liabilities	3,378,712	3,433,611	—
Provisions	788,615	790,733	611,428
Net defined benefit liability	131,926	115,091	5,424
Current tax liabilities	751,455	723,368	127,126
Deferred tax liabilities	1,200,756	504,828	858,822
Derivative liabilities (designated for hedging)	1,110,170	615,361	102,815
Other financial liabilities	51,463,258	38,118,058	32,314,051
Other liabilities	881,887	833,894	796,498

Total liabilities	572,678,992	563,598,038	489,858,051

EQUITY
Owners’ equity:	38,008,000	36,017,339	34,096,836
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,710,454	3,710,498	3,810,435
Capital surplus	933,168	933,436	934,100
Other equity	764,168	(1,219,327)	(1,400,885)
Retained earnings	28,797,534	28,790,056	26,950,510
Non-controlling interests	1,898,308	1,841,909	1,798,433

Total equity	39,906,308	37,859,248	35,895,269

Total liabilities and equity	612,585,300	601,457,286	525,753,320

Number of Consolidated Subsidiaries (excluding holding company)	204	203	188

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(units: millions of Won, except per share amounts)

Classification	2026 1Q	2025 1Q	2025	2024
Operating income	808,155	869,263	3,674,808	4,255,190
Net interest income	2,303,153	2,251,991	9,030,769	8,886,336
Net fees and commissions income	576,830	511,434	2,160,404	2,086,170
Dividend income	140,732	69,824	484,465	310,320
Net insurance income	67,557	—	103,871	—
Other insurance finance income and expenses	(197,305)	—	(378,130)	—
Net gain or loss on financial instruments at FVTPL	439,251	202,368	725,939	1,492,783
Net gain or loss on financial assets at FVTOCI	10,703	33,257	130,620	96,620
Net gain or loss arising on financial assets at amortized cost	8,885	19,805	107,667	286,885

Classification	2026 1Q	2025 1Q	2025	2024
Impairment losses due to credit loss	(526,782)	(435,501)	(2,102,814)	(1,716,295)
General and administrative expenses	(1,422,809)	(1,306,172)	(5,179,621)	(4,468,973)
Other net operating expenses	(592,060)	(477,743)	(1,408,362)	(2,718,656)
Non-operating income (expenses)	40,037	(4,668)	415,358	(32,343)
Net income before income tax expense	848,192	864,595	4,090,166	4,222,847
Income tax expense	(208,759)	(210,039)	(862,658)	(1,051,378)
Net income	639,433	654,556	3,227,508	3,171,469
Net income attributable to owners	604,318	616,691	3,124,346	3,085,995
Net income attributable to the non-controlling interests	35,115	37,865	103,162	85,474
Other comprehensive income (loss), net of tax	2,140,792	(32,223)	176,770	382,719
Items that will not be reclassified to profit or loss	1,814,937	(86,879)	90,547	(200,341)
Items that may be reclassified to profit or loss	325,855	54,656	86,223	583,060

Total comprehensive income	2,780,225	622,333	3,404,278	3,554,188

Comprehensive income attributable to the owners	2,688,133	588,070	3,251,616	3,454,620
Comprehensive income attributable to non-controlling interests	92,092	34,263	152,662	99,568
Net income per share:
Basic and diluted income per share (in Korean Won)	774	781	4,052	3,950

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the periods indicated)	(units: millions of Won)

Classification	2026 1Q	2025	2024
ASSETS
Cash and cash equivalents	1,485,933	489,321	1,185,912
Financial assets at fair value through other comprehensive income	551,861	558,162	553,518
Loans and other financial assets at amortized cost	867,389	707,142	204,431
Investments in subsidiaries	25,599,124	25,597,495	24,206,017
Premises and equipment	3,861	4,763	5,304
Intangible assets	3,086	2,961	3,308
Net defined benefit asset	440	2,108	1,378
Current tax assets	34,247	26,295	33,120
Deferred tax assets	6,743	5,810	4,379
Other assets	430	315	155,670

Total assets	28,553,114	27,394,372	26,353,037

LIABILITIES

Classification	2026 1Q	2025	2024
Debentures	2,717,637	2,667,525	2,037,567
Provisions	1,559	1,897	1,252
Current tax liabilities	708,717	673,217	84,701
Other financial liabilities	681,374	95,822	76,382
Other liabilities	3,563	5,967	404

Total liabilities	4,112,850	3,444,428	2,200,306

EQUITY
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,710,228	3,710,228	3,810,225
Capital surplus	8,120,236	8,120,236	11,120,236
Other equity	(103,329)	2,607	(1,189)
Retained Earnings	8,910,453	8,314,197	5,420,783

Total equity	24,440,264	23,949,944	24,152,731

Total liabilities and equity	28,553,114	27,394,372	26,353,037

Summary Statement of Comprehensive Income

(The Company, for the periods indicated)	(units: millions of Won, except per share amounts)

Classification	2026 1Q	2025 1Q	2025	2024
Operating income	1,195,951	1,397,416	1,294,715	1,123,301
Net interest income (expense)	(15,891)	(8,203)	(44,526)	2,128
Interest income	2,990	8,610	28,296	51,778
Interest expense	(18,881)	(16,813)	(72,822)	(49,650)
Net fees and commissions loss	(7,017)	(4,781)	(26,879)	(20,319)
Fees and commissions income	443	459	1,816	1,625
Fees and commissions expense	(7,460)	(5,240)	(28,695)	(21,944)
Dividend income	1,243,373	1,429,225	1,448,486	1,208,522
Reversal (Provision) of impairment losses due to credit loss	(655)	(404)	56	608
General and administrative expenses	(23,859)	(18,421)	(82,422)	(67,638)
Non-operating expenses	—	(6)	(170,511)	(147)
Net income before income tax expense	1,195,951	1,397,410	1,124,204	1,123,154
Income tax benefit (expense)	(1,008)	(1,345)	2,836	178
Net income	1,194,943	1,396,065	1,127,040	1,123,332
Other comprehensive income, net of tax	(5,118)	1,726	3,562	9,138
Items that will not be reclassified to profit or loss	(5,118)	1,726	3,562	9,138
Net gain on valuation of equity securities at FVTOCI	(4,569)	2,686	3,328	10,164

Classification	2026 1Q	2025 1Q	2025	2024
Remeasurement of the net defined benefit liability	(549)	(960)	234	(1,026)

Total comprehensive Income	1,189,825	1,397,791	1,130,602	1,132,470

Net Income per share:
Basic and diluted income per share (in Korean Won)	1,577	1,828	1,326	1,296

3.	Dividend Information

Dividend Data for the Past 3 Years – Key Indicators

Items		2026 1Q	2025	2024
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		604,318	3,124,346	3,085,995
Earnings per share (Won)		774	4,052	3,950
Total cash dividends (Millions of Won)		160,527	998,468	891,045
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		26.56	31.96	28.87
Cash dividend yield (%)	Common Shares	0.6	4.4	6.9
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	220	1,360	1,200
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)	The dividends for the first quarter of 2026 were KRW 160,527 million (KRW 220 per share), as determined through a board resolution on April 24, 2026.
Note 2)

The dividends for FY2025 include quarterly dividends of KRW 147,428 million (KRW 200 per share) for the first quarter, KRW 146,804 million (KRW 200 per share) for the second quarter and KRW 146,804 million (KRW 200 per share) for the third quarter.

Note 3)

The dividends for FY2024 include quarterly dividends of KRW 133,657 million (KRW 180 per share) for the first quarter, KRW 133,657 million (KRW 180 per share) for the second quarter, and KRW 133,657 million (KRW 180 per share) for the third quarter.

Note 4)

The cash dividend yields for the first quarter of 2026 and FY2025 are calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the trading day before the date the dividend amount is determined. The percentage is rounded to the first decimal place.

Note 5)

The cash dividend yields for FY2024 are calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the date that is two trading days before the record date. The percentage is rounded to the first decimal place.

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2026 1Q	2025	2024
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)

In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.
Note 3)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2026 1Q	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,049 million	10,009 hours	KRW 206 million	1,442 hours
2025	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,835 million	17,029 hours	KRW 1,835 million	17,052 hours
2024	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 1,037 million	9,937 hours

Note 1)	Fee excludes VAT
Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2026 1Q	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2026)	KRW 2,302 million
2025	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2025)	KRW 2,028 million
2024	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2026 1Q	April 9, 2026	Tax adjustment (including review relating to application of consolidated tax)	April 9, 2026 ~ May 31, 2027	KRW 79 million
2025	April 9, 2025	Tax adjustment (including review relating to application of consolidated tax)	April 9, 2025 ~ June 1, 2026	KRW 76 million
2024	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million

Note 1)	Fee excludes VAT

V. Corporate Governance

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 13, 2026 under the title “Summary of 2025 Business Report.”

VI. Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2026	(units: shares, %)

			Shares Held				Notes
Name	Relation	Type	Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	42,182,950	5.75	40,309,369	5.49	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	14,753,107	2.01	13,479,191	1.84	—
Total		Common	56,936,057	7.76	53,788,560	7.33	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of March 31, 2026	(units: shares, %)

Date of Change	Largest Shareholder	Number Held	Share	Reason for Change
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and 1 other	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 1)

Note 1)	Refer to the prior disclosure on the Form 6-K on December 10, 2021 titled “Changes in the Largest Shareholder.”

c.	Share Ownership of More Than 5%

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 13, 2026 under the title “Summary of 2025 Business Report.”

2.	Stock Price and Stock Market Performance

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 13, 2026 under the title “Summary of 2025 Business Report.”

VII. Directors and Employee Information

1.	Directors and Executives

As of March 31, 2026	(units: shares)

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Independent Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 2)
Independent Director	Registered	Choon-Soo Kim	2,800	March 26, 2025	Note 2)
Independent Director	Registered	Young-Hoon Kim	—	March 26, 2025	Note 2)
Independent Director	Registered	Kang-Haeng Lee	7,000	March 26, 2025	Note 2)
Independent Director	Registered	Yeong-Seop Rhee	—	March 26, 2025	Note 2)
Independent Director	Registered	Yong-Geon Jung	—	March 23, 2026	Note 3)
Independent Director	Registered	Jung-Hye Ryu	—	March 23, 2026	Note 3)
President	Non-Registered	Jeong-Soo Lee	6,890	February 27, 2026	December 31, 2026
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2026
Deputy President	Non-Registered	Jang-Keun Park	2,850	December 8, 2023	March 6, 2027
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	July 4, 2026
Deputy President	Non-Registered	Seong-Min Kwak	3,692	January 15, 2026	December 31, 2027
Managing Director	Non-Registered	Jung-Sup Lee	—	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Je-Seong Park	5,250	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Byung-Gyu Kim	—	January 15, 2026	December 31, 2027
Managing Director	Non-Registered	Won-Myung Ko	—	January 15, 2026	January 14, 2028
Managing Director	Non-Registered	Yeon-Ho Park	—	February 27, 2026	December 31, 2027

Note 1)	The terms of standing director Jong-Yong Yim: Until the end of the annual general meeting of shareholders in FY2029.
Note 2)	The terms of independent directors In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee and Yeong-Seop Rhee: Until the end of the annual general meeting of shareholders in FY2027.
Note 3)	The terms of independent directors Yong-Geon Jung and Jung-Hye Ryu: Until the end of the annual general meeting of shareholders in FY2028.
Note 4)	Common shares owned by executive officers excludes shares held through the Employee Stock Ownership Association, in accordance with the legal interpretation by the Financial Services Commission (FSC).
Note 5)	Term commencement date: date of inauguration for registered officers or directors / date of appointment of current position for non-registered officers or directors.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 13, 2026 under the title “Summary of 2025 Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 13, 2026 under the title “Summary of 2025 Business Report.”

VIII. Internal Controls

This section has been omitted for quarterly business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 13, 2026 under the title “Summary of 2025 Business Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 15, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President